EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, November 17, 2016 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2016 as follows:

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2016	2016	2015	2016	2016
	CNY	CNY	US$	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUE	12,058	—	—	15,184	—	—
COST OF SALES	(13,482)	—	—	(17,220)	—	—
GROSS LOSS	(1,424)	—	—	(2,036)	—	—

SELLING AND DISTRIBUTION EXPENSES	(5)	(5)	(1)	(19)	(12)	(2)
ADMINISTRATIVE EXPENSES	(2,188)	(2,118)	(319)	(6,025)	(4,439)	(669)
LOSSES ARISING FROM TEMPORARY SUSPENSION OF PRODUCTION	—	(1,021)	(154)	—	(2,453)	(370)
IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT	(3,365)	—	—	(3,365)	—	—
(WRITE DOWN)/REVERSAL OF WRITE DOWN OF INVENTORIES TO NET REALIZABLE VALUE, NET	(1,408)	251	38	(2,304)	784	118
OTHER OPERATING INCOME	120	71	11	120	142	22
OPERATING LOSS	(8,270)	(2,822)	(425)	(13,629)	(5,978)	(901)

FINANCE COSTS	(459)	(86)	(13)	(212)	(116)	(17)
INTEREST INCOME	463	65	10	684	164	25
EXCHANGE LOSS	—	—	—	(354)	—	—
NON-OPERATING EXPENSE, NET	(5)	(2,220)	(334)	(5)	(2,191)	(330)
LOSS BEFORE INCOME TAX	(8,271)	(5,063)	(762)	(13,516)	(8,121)	(1,223)
INCOME TAX EXPENSE	(1,132)	—	—	(1,132)	—	—
LOSS FOR THE PERIOD	(9,403)	(5,063)	(762)	(14,648)	(8,121)	(1,223)
Other comprehensive income/ (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	500	(1)	—	579	(9)	(1)
Available-for-sale investments:
Changes in fair value	221	—	—	335	—	—
Reclassification adjustments for gains included in the condensed consolidated statement of profit or loss -gain on disposal	(221)	—	—	(335)	—	—
TOTAL OTHER COMPREHENSIVE INCOME /(LOSS)	500	(1)	—	579	(9)	(1)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(8,903)	(5,064)	(762)	(14,069)	(8,130)	(1,224)

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED) (Continued)

THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2016	2016	2015	2016	2016
	CNY	CNY	US$	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(9,403)	(5,063)	(762)	(14,648)	(8,121)	(1,223)
Non-controlling interests	—	—	—	—	—	—
	(9,403)	(5,063)	(762)	(14,648)	(8,121)	(1,223)

Total comprehensive loss attributable to:
Owners of the Company	(8,903)	(5,064)	(762)	(14,069)	(8,130)	(1,224)
Non-controlling interests	—	—	—	—	—	—
	(8,903)	(5,064)	(762)	(14,069)	(8,130)	(1,224)
LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- Net loss per share	(0.38)	(0.20)	(0.03)	(0.59)	(0.33)	(0.05)

Diluted
- Net loss per share	(0.38)	(0.20)	(0.03)	(0.59)	(0.33)	(0.05)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 (UNAUDITED) AND DECEMBER 31, 2015

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2015	2016	2016
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	10,296	9,591	1,445
Rehabilitation fund	3,957	4,052	611

TOTAL NON-CURRENT ASSETS	14,253	13,643	2,056

CURRENT ASSETS
Inventories	3,923	4,701	708
Prepayments	136	154	24
Other receivables	488	559	84
Cash and cash equivalents	32,840	18,182	2,740

TOTAL CURRENT ASSETS	37,387	23,596	3,556

TOTAL ASSETS	51,640	37,239	5,612

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	921	226	34
Other payables and accrued liabilities	20,097	14,559	2,194
Taxes payable	22,288	22,149	3,337
Due to the Shareholder	11,752	12,001	1,808
Due to a related company	3,932	3,814	575
Deferred income	287	143	22

TOTAL CURRENT LIABILITIES	59,277	52,892	7,970

NON-CURRENT LIABILITIES
Asset retirement obligations	4,639	4,753	716

TOTAL NON-CURRENT LIABILITIES	4,639	4,753	716

TOTAL LIABILITIES	63,916	57,645	8,686

EQUITY
Issued capital	312,081	312,081	47,023
Other capital reserves	636,960	636,960	95,974
Reserves	63,607	63,607	9,584
Accumulated losses	(1,021,028)	(1,029,149)	(155,067)
Other comprehensive losses	(3,896)	(3,905)	(588)

TOTAL SHAREHOLDERS’ DEFICIT	(12,276)	(20,406)	(3,074)

TOTAL LIABILITIES AND EQUITY	51,640	37,239	5,612

For the convenience of the reader, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.6368 as quoted by UKForex as of June 30, 2016. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2016 (unaudited) and the condensed consolidated statements of financial position sheet as of June 30, 2016 (unaudited) are derived from, and should be read in conjunction with, the Company's unaudited condensed consolidated financial statements for the three and six months ended June 30, 2016 and 2015, as filed with the Securities and Exchange Commission on November 17, 2016 under cover of Form 6-K. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2016.

Mr. Edward Wong, the Company's Chairman and CEO, commented on the 2016 interim results: "While exploration of additional mineable ore at Yangchong Mine is in progress, the Group has decided to continue the temporary suspension of mining and sales operations as the current market price of iron concentrates remains too low for economically viable operations. The sales price of iron concentrates has been improving in 2016 and we expect to resume our sales operations when the price rebounds to an acceptable level. We continue to explore opportunities to acquire other projects in China that can generate cash and add value to our shareholders."

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.